Exhibit 99.1

GEROVA Financial Group, Ltd. Updates and Clarifies Warrant Terms

HAMILTON, Bermuda, June 16 /PRNewswire-FirstCall/ -- GEROVA Financial Group, Ltd. ("GEROVA") (NYSE Amex: GFC), an international reinsurance company, is clarifying certain of the terms of its 35.4 million outstanding new warrants that have been previously exchanged for 17.7 million of its old warrants.  As announced in the Company’s press release dated June 7, 2010, the new warrants are now exercisable through January 16, 2014 at an exercise price of $7.00 per share.  All of the other terms of the original warrants will remain the same.  GEROVA believes that, as of June 14, 2010, our transfer agent, Continental Stock Transfer and Trust Company, has arranged to deliver the new warrants to holders of record of June 8, 2010 of the original warrants.

As set forth in our prospectus, dated January 16, 2008, the warrant agreement governing the warrants grants GEROVA the right to redeem such warrants if our ordinary shares trade above $14.25 for 20 of 30 trading days and we provide 30 days prior written notice to warrant holders of our intent to redeem. In response to a number of questions regarding GEROVA’s rights to redeem the warrants, we want to make clear that none of the 35.4 million warrants can be redeemed by GEROVA unless all of the GEROVA ordinary shares issuable upon exercise of the warrants (the “Warrant Shares”) are fully salable at the time of the redemption. As a consequence, GEROVA may not and will not call any of the warrants for redemption unless and until there is in effect a current registration statement declared effective by the US Securities and Exchange Commission covering the Warrant Shares.

We are preparing a registration statement to be filed with the U.S. Securities and Exchange Commission as soon as practicable and will seek to register under the Securities Act of 1933, as amended, all of the Warrant Shares issuable upon exercise of the warrants.

About GEROVA Financial Group, Ltd.

GEROVA Financial Group, Ltd. is an international reinsurance company, with operating insurance subsidiaries in Bermuda, Barbados, and Ireland. GEROVA underwrites insurance risks that it believes will produce favorable long-term returns on shareholder equity. GEROVA believes it has opportunities to deploy shareholder capital to acquire high quality assets at less than market value and opportunities to gather additional assets by providing reinsurance capacity to primary insurers that are under writing capacity pressure.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company, its acquired assets and the Company's business after completion of the transactions consummated in January 2010. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, which are based upon the current beliefs and expectations of the management of the Company, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the Forward-Looking Statements: (i) potential material reductions in the value of a substantial portion of the Company's assets acquired in connection with the business combinations consummated in January 2010; (ii) officers and directors allocating their time to other businesses or potentially having conflicts of interest with the Company's businesses; (iii) success in retaining or recruiting, or changes required in, the Company's officers, key employees or directors following the transactions; (iv) the potential liquidity and trading of the Company's public securities; (iv) the Company's revenues and operating performance; (vi) changes in overall economic conditions; (vii) anticipated business development activities of the Company following consummation of the transactions described above; (viii) risks and costs associated with regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002); and (ix) other relevant risks detailed in the Company's filings with the SEC. The information set forth herein should be read in light of such risks. Neither the Company nor any target companies or funds we intend to acquire assumes any obligation to update the information contained in this release.

Contact:
Investor Contact: Peter Poulos Senior Vice President Hill & Knowlton New York p: +1 (212) 885 0588 peter.poulos@hillandknowlton.com	Media Contact: Elizabeth Cheek Account Supervisor Hill & Knowlton New York p: +1 (212) 885 0682 elizabeth.cheek@hillandknowlton.com